SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Amendment No. 0

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

Gulf Coast Capital, LLC
901 Venetia Bay Boulevard, Suite 350
Venice, FL 34285-8041
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1 NAME OF REPORTING PERSONS

Gulf Coast Capital, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[ ]
(b)[ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]
Item 2(e)[__]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 9,993,148 8. Shared Voting Power: N/A 9. Sole Dispositive Power: 9,993,148 10. Shared Dispositive Power: N/A

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,993,148

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.75%

14 TYPE OF REPORTING PERSON

00 - Limited Liability Company

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Golden Eagle International, Inc. The principal executive offices of Golden Eagle International, Inc. are presently located at 9653 South 700 East, Salt Lake City, Utah 84070, Telephone 801-619-9320.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Gulf Coast Capital, LLC, a Colorado limited liability company.

(b)	Business address: 901 Venetia Bay Boulevard, Suite 350, Venice, FL, 34285-8041.

(c)	Not applicable.

(d)	During the last five (5) years, Mark Bogani, the manager of Gulf Coast Capital, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, Mark Bogani, the manager of Gulf Coast Capital, LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mark Bogani, the manager of Gulf Coast Capital, LLC, is a citizen of the United States. Gulf Coast Capital, LLC is a Colorado limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 31, 2012, Gulf Coast Capital, LLC entered into a subscription agreement with Golden Eagle International, Inc.   This subscription agreement provided for the issuance of an aggregate of 8,333,334 shares of our restricted common stock for the following consideration;

(a)           The conversion into common stock, a $50,000.00 debenture,  plus $15,572.60 in accrued interest, totaling $65,572.60, originally purchased from us by The John Saunders Trust on July 7, 2008 and subsequently assigned by The John Saunders Trust to Gulf Coast Capital, LLC, on May 1, 2012; and

(b)           the conversion into common stock a $15,000 note payable,  plus $3,264.66 in accrued interest, totaling $18,264.66, originally entered into between John Saunders and Golden Eagle on September 11, 2009 and subsequently assigned by John Saunders to Gulf Coast Capital, LLC on May 1, 2012; and

(c)            in consideration for $66,162.74 in cash from personal or corporate existing funds.

ITEM 4. PURPOSE OF THE TRANSACTION

The restricted common shares were issued at a price of $.018 per share for a total consideration of $150,000. On May 1, 2012 we  purchased and caused to be assigned a $50,000.00 convertible debenture issued by Golden Eagle International, Inc. from The John Saunders Trust that originally purchased the same from Golden Eagle International, Inc. on July 7, 2008, plus $15,572.60 in interest. Additionally, we purchased purchased and caused to be assigned a $15,000.00 note payable to John Saunders issued by Golden Eagle International, Inc. in the amount $15,000.00,  plus accrued interest in the amount of $3,264.66.00 originally issued on September 11, 2009. On May 21, 2012 we submitted a demand letter to Golden Eagle International, Inc. requiring full payment by May 31, 2012 of the $50,000.00 debenture and the $15,000.00 note, plus accrued interest, that we then owned.

By means of a subscription agreement between Golden Eagle International, Inc. and us dated May 31, 2012, we have agreed to retire the last remaining debt owed to us by Golden Eagle International, Inc. and additionally make a $66,162.74  cash investment.

We have no plans change control or to exercise influence over Golden Eagle International, Inc..

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons has sole voting and dispositive power over  9,993,148 common shares of Golden Eagle International Inc, which represents approximately 42.75% of the total number of Golden Eagle International Inc. common shares currently outstanding. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

Between January 1, 2012 and June 5, we acquired 1,659,814 shares of Golden Eagle International Inc. common stock from the Virginia H. Penrod Living Trust.

On May 31, 2012 we agreed to purchase 8,333,334 shares of restricted common stock for $150,000.00 in consideration at a price of $.018 per share, or 50% of the closing price for the last 10-day period.  The consideration included:

●	$66,162.74 as a cash investment, and
●	$83,837.26 in satisfaction of debt.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships by or between the Reporting Person and any other person with respect to any securities of Golden Eagle International Inc., including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2012

By: /s/ Gulf Coast Capital, LLC —————————————— Mark Bogani, Manager